SCHEDULE 13G

Exhibit 99.7

Pursuant to Rule 13d-1(k)(1) each of the persons named below agrees to this joint filing of Schedule 13G and submits this exhibit as proof of its agreement among the persons named below:

Aon Alexander & Alexander U.K. Pension Scheme

Aon Bain Hogg Pension Scheme

Aon Minet Pension Scheme

Aon U.K. Pension Scheme

Jenner Fenton Slade 1980 Scheme